UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TEKTRONIX, INC.
(Name of Subject Company)

RAVEN ACQUISITION CORP.
a wholly owned subsidiary of
DANAHER CORPORATION
(Name of Filing Person—Offeror)

Common Shares, without par value (Title of Class of Securities)

879131 10 (CUSIP Number of Class of Securities)

Daniel L. Comas
Executive Vice President and Chief Financial Officer
Danaher Corporation
2099 Pennsylvania Avenue, NW
12th Floor
Washington, D.C. 20006
(202) 828-0850
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TEKTRONIX ACQUISITION SCRIPT

Operator: Good morning. My name is _________ and I'll be your conference operator today. At this time, I would like to welcome everyone to the Danaher Corporation and Tektronix, Inc. Acquisition Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer session. [Operator Instructions]

Thank you. I'd now like to turn the call over to Mr. Andy Wilson Vice President, Investor Relations for Danaher Corporation. Sir, you may begin your conference.

Andy Wilson, Vice President, Investor Relations

Thank you, ___________ and good morning everyone. With me on the call today from Danaher are Larry Culp, President and Chief Executive Officer and Dan Comas, Executive Vice President and Chief Financial Officer; and from Tektronix, Inc, we have Rick Wills, Chairman, President and Chief Executive Officer and Colin Slade, Senior Vice President and Chief Financial Officer. This call will be recorded and posted on both Danaher and Tektronix websites, www.Danaher.com and www.Tektronix.com beginning tomorrow and will remain on these websites for one week.

I would like to point out that in order to help you understand the company's direction, we will be making some forward-looking statements during the call, including statements regarding Danaher’s expected results for the third quarter of 2007, the proposed transaction between Danaher and Tektronix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, and any other statements that are not statements of historical fact.

These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those suggested or indicated by such forward looking statements, including: conditions affecting the industries in which Tektronix operates; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction, Danaher’s ability to successfully integrate Tektronix’s operations and employees with Danaher’s existing business, the ability to realize anticipated synergies and cost savings, the anticipated impact of the transaction on Danaher’s earnings per share in future years and the other factors described in Danaher’s Annual Report on Form 10-K for the year ended December 31, 2006 and other SEC filings. These forward-looking statements speak only as of today’s date and Danaher does not intend to update any forward-looking statement, except as required by law.

We’ll be taking questions at the end of the prepared remarks. With that, I would like to turn the call over to Larry.

H. Lawrence Culp, Jr., President and Chief Executive Officer

Thanks Andy. Good morning everyone. Given the proximity of today’s call to our third quarter earnings release, which will be later this week, I would like to give you a quick update on the quarter. Our adjusted earnings per share for the quarter are expected to be at, or slightly above, the high end of our previous guidance of $0.92 to $0.97 per share before the impact of approximately $0.04 per share from certain favorable tax items and a lower tax rate that we expect to record during the quarter. We will provide more color on the third quarter results as well as our outlook for the remainder of this year during our earnings call scheduled for October 18th at 8:00 AM, and we will not be providing any further comment until that time.

I’m speaking with you today from the headquarters of Tektronix Inc. in Beaverton, Oregon. We are very pleased to announce that the Boards of Directors of Danaher and Tektronix have reached a unanimous agreement for Danaher to make a tender offer for all of the outstanding shares of Tektronix at a price of $38 per share, representing a total consideration of approximately $2.8 billion including debt, transaction costs and net of cash acquired. We are very excited about this opportunity for a number of reasons.

#1 First, we believe that Tektronix is an outstanding company with a great brand, broad global reach and technology leadership; well positioned in the high growth markets it serves.

Tektronix is a leading supplier of test, measurement, and monitoring products and services for engineers in the communications, computer, consumer electronics and education industries -- as well as military/aerospace, semiconductor and a broad range of other industries worldwide. TEK has a number one position in over 80% of its revenue base. The company generated revenues for the fiscal year ended May 26, 2007, of approximately $1.1 billion, had gross margins of over 60% and operating margins of 14%. A financial structure we find very attractive.

Tektronix is organized into two platforms, the Instruments Business and the Communications Business, not unlike our Electronic Test business with Fluke and Fluke Networks.

Instruments generated approximately three quarters of Tektronix’s total revenues in fiscal year 2007. Key products include oscilloscopes, logic analyzers, signal sources, spectrum analyzers, and video test instruments. Typical users are R&D engineers who utilize these instruments to debug, validate or troubleshoot new electronic devices during the product development phase. For example, an engineer designing a new DVD player at a consumer electronics company would use these instruments, as would a computer designer developing a next generation server.

The instruments business is driven by a number of evolutionary and revolutionary technology trends in digital computing and communications generating demand for more stringent standards and compliance testing, which is the sweet spot for Tektronix’s oscilloscopes and logic analyzers. Tektronix is at the forefront of creating products to support the development of smarter devices using embedded digital and wireless technologies. And, lastly, we’ve all seen the market move to digital video – just think about the pervasiveness of high definition or HD. Tektronix holds a leading share in the video test segment.

The second platform is communications, which represented approximately one quarter of revenues in fiscal year 2007. Communications provides network management services and telecommunications network diagnostic products. Customers include both network equipment providers and network operators.

The communications trends are also compelling, driven by the growth of wireless subscribers and the roll-out of 3G, the next generation of wireless services. In a highly competitive market, wireless and wire-line carriers need to demonstrate quality of service and rapidly troubleshoot problems to acquire and retain subscribers. Tektronix has high value network optimization and monitoring applications to serve those needs.

Another evolution we are seeing in the technology industry is the proliferation of Internet Protocol or IP. The days of traditional voice networks are ending with the advent of voice-over IP. As consumer acceptance of voice-over IP and bundling telecomm services with one single carrier continues, the need for application level performance test, measurement and monitoring equipment will grow. Tektronix is an industry-leading expert in these key, next generation technologies.

#2 The second reason we’re excited is the tremendous strategic fit with our Electronic Test business-Fluke. Fluke is as good a business as we have. The addition of Tektronix represents a terrific extension for these businesses, more than doubling the served market, significantly strengthening the portfolio of leading brands, and creating exciting market adjacencies for future growth. Tektronix has a rich portfolio of leading bench-top instrumentation supporting the R&D and communications segment of the electronic test market, while Fluke is a leader in portable instruments serving industrial, facilities maintenance and network enterprise markets. Furthermore, the opportunity for Fluke and Tektronix to collaborate on marketing and new product development and to drive growth and innovation is extremely exciting.

We believe the combination of Tektronix and Fluke strengthens our leading global position in electronic test and joins two of the industry’s oldest and most respected brand. Just a great fit

#3 Third, this a great add for Danaher, providing a significant opportunity to leverage the Danaher Business System, expand our position in key Asia / Pacific markets, and deliver strong financial returns to our shareholders.

The combination of Tektronix with Danaher’s existing electronic test business will also create additional scale, helping accelerate rapid development in emerging markets and high growth geographies, specifically Asia. In its last fiscal year, 38% of Tektronix’s revenues were derived from the Americas, another 27% from Europe, and 35% from Asia. We believe the addition of Tektronix will allow Danaher to further leverage our strong distribution channels in the US and Europe; will increase our overall competitiveness in Japan where Tektronix has a particularly strong position and will double the size of our electronic test business in high growth geographies such as China and India.

We believe this acquisition makes sense financially. Tektronix’s strong gross margins reflect the value it creates for customers and also suggest we can work together to drive superior bottom line results. We believe we can create significant additional value by sharing expertise and processes, implementing DBS, and leveraging our scale in electronic test. While there will be some overlap – the effect of these synergies are primarily public company and related corporate costs, as well as increased purchasing leverage.

Excluding the impact of acquisition related, non-recurring, non-cash charges, specifically in process R&D, inventory write-ups and deferred revenue accounting; but including the impact of equity compensation as well as on going non-cash intangible amortization, we do not expect the transaction to have a material impact on EPS in 2008. We are in the process of finalizing these purchase accounting items. From a cash flow perspective, we expect a positive impact of approximately $0.08 to $0.12 per share in 2008.

For 2009, we expect the transaction to be accretive to EPS by approximately $0.08 to $0.10 per share and to positively impact cash flow by approximately $0.18 to 0.20 per share. For 2010 we expect the transaction to be accretive to EPS by approximately $0.15 to $0.20 per share. Most importantly, we are confident that this opportunity will meet our ROIC metrics.

Finally, we are committed to growing the Tektronix business and are committed to their local communities. Being a part of the Danaher organization is all about long-term growth and continuous improvement. We remain focused on innovation and the evolution of our products to meet future market demand. By being part of the Danaher organization, Tektronix employees will have the opportunity to leverage the power of the Danaher Business System, its strength in creating efficient production methods and the collaborative process by which Danaher continuously innovates products in the portfolio and finds new ways and new markets in which to deploy them.

I would like to take a moment to thank Rick Wills and the rest of the Tektronix team. We are pleased that the Tektronix Board of Directors has unanimously recommended our tender offer and we look forward to a long and successful alliance with Tektronix.

Now let me turn the call over to over to Rick to provide some additional comments.

Rick Wills, Chairman, President and Chief Executive Officer, Tektronix

Good morning to you all. I want to tell you how excited I am to be part of today’s announcement to combine Danaher and Tektronix.

We believe that this acquisition will be a catalyst to accelerate Tektronix’ transition from a very good company to an even better company. The combination of Tektronix and Fluke, businesses which are essentially the same size, within Danaher’s Electronic Test platform will enable us to leverage each others strengths. Tektronix’ strong industry positions, commitment to innovation and global distribution system complements Fluke’s strong leadership presence in the global electronic test market. Our customers will benefit from the focused distribution channel that Fluke offers at the low end, the expertise that Tektronix brings to the high end, and our combined commitment to expanding our global reach, particularly in India and China. In addition, the opportunity to leverage the Danaher Business System to continuously improve productivity will accelerate our ability to achieve greater leverage in our business model.

Finally, Tektronix remains committed to provide our customers with the leadership products and global solutions to meet the needs of emerging next generation communications networks.

Larry has very clearly spoken about the excellent fit that we believe exists between our two companies. We share many values, including a commitment to deliver value for our shareholders, customers and employees. This is reflected in the support of our Board which voted unanimously in favor of this transaction.

Let me conclude my remarks by saying that Danaher’s track record of building strong global businesses is outstanding and they only look to combine with companies that they feel have a superior value proposition and can be positioned for future growth within their platforms. I am excited to see what we can accomplish as part of the Danaher family.

Thank you. I’ll now turn the call over to Dan Comas, CFO of Danaher to give you some more details on the financial aspects of the transaction.

Daniel L. Comas, Executive Vice President and Chief Financial Officer

Thanks Rick and Larry. Good morning. Let me provide a little more background on the situation and our offer. We expect to formally launch the tender offer shortly. As we discussed, we will be offering $38 per share in cash, representing an aggregate purchase price of approximately $2.8 billion, including debt, transaction costs and net of cash acquired. The offer will be subject to customary conditions including the tender of a majority of the outstanding shares into the offer (on a fully diluted basis but excluding any shares issuable pursuant to the Tektronix Notes), regulatory approvals, and the absence of any material adverse effect with respect to Tektronix. As we have done with our other public company acquisitions, if a majority of the outstanding shares tender into the offer, we expect to acquire the remainder of the shares through a merger. We also expect to de-list the company following the successful completion of the offer and we would anticipate completing the offer in 2007.

Andy Wilson, Vice President Investor Relations

Thanks Dan. _______, we’d now like to open up the lines for any questions that people may have.

Notice to investors

The tender offer for the outstanding common stock of Tektronix has not yet commenced. This script is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Tektronix common stock will be made only pursuant to an offer to purchase and related materials that Danaher intends to file with the SEC on Schedule TO. Tektronix also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Tektronix stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Tektronix stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials or from Danaher. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.